Exhibit 12 (a)

GENERAL ELECTRIC CAPITAL CORPORATION

AND CONSOLIDATED AFFILIATES

Computation of Ratio of Earnings to Fixed Charges

	Years ended December 31

(In millions)	2003		2002	2001	2000	1999

Net earnings	$6,893		$5,490	$5,902	$4,289	$4,208
Provision for income taxes	1,590		960	1,734	1,555	1,553
Minority interest	64		95	84	86	68

Earnings before income taxes and minority interest	8,547		6,545	7,720	5,930	5,829

Fixed charges:
Interest	9,651		9,686	10,261	10,763	9,183
One-third of rentals	288		316	324	381	345

Total fixed charges	9,939		10,002	10,585	11,144	9,528
Less interest capitalized, net of amortization	(23)		(38)	(88)	(121)	(87)

Earnings before income taxes and minority interest, plus fixed charges	$18,463		$16,509	$18,217	$16,953	$15,270

Ratio of earnings to fixed charges	1.86	(a)	1.65	1.72	1.52	1.60

(a) In 2003, the GE Annual Report on page 64 disclosed this ratio as 1.84; the correct ratio is 1.86.